UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 17)*

                   Advanced Medical, Inc.
                      (Name of Issuer)

                Common Stock, $.01 par value
               (Title of Class of Securities)

                        00754 C 10 1
                       (CUSIP Number)

                  Keith L. Schaitkin, Esq.
        Gordon Altman Butowsky Weitzen Shalov & Wein
              114 West 47th Street, 20th Floor
                  New York, New York 10036
                       (212) 626-0800

     (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      November 26, 1996
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

     Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        SCHEDULE 13D

     CUSIP No. 00754 C 10 1                 Page  of 6 Pages


1    NAME OF REPORTING PERSON
          Jeffry M. Picower

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               24,074,269

     8    SHARED VOTING POWER
               22,864,290

     9    SOLE DISPOSITIVE POWER
               24,074,269

     10   SHARED DISPOSITIVE POWER
               22,864,290

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          46,938,559

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          79.2%

14   TYPE OF REPORTING PERSON*
          IN
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
                              SCHEDULE 13D

CUSIP No. 00754 C 10 1                                   Page  of 6 Pages


1    NAME OF REPORTING PERSON
          Decisions Incorporated

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               22,864,290

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               22,864,290

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          22,864,290

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.8%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 00754 C 10 1                                   Page  of 6 Pages


1    NAME OF REPORTING PERSON
          JA Special Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               2,757,924

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               2,757,924

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,757,924

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.7%

14   TYPE OF REPORTING PERSON*
          PN

                     SCHEDULE 13D - AMENDMENT NO. 17

          This statement ("Statement") constitutes Amendment No. 17 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on April 7, 1989 (the "Original Filing"), as amended by (i) Amendment No. 1 (the "First Amendment") filed with the Commission on June 5, 1989; (ii) Amendment No. 2 (the "Second Amendment") filed with the Commission on May 18, 1990; (iii) Amendment No. 3 (the "Third Amendment") filed with the Commission on March 1, 1991; (iv) Amendment No. 4 (the "Fourth Amendment") filed with the Commission on April 12, 1991; (v) Amendment No. 5 (the "Fifth Amendment") filed with the Commission on November 27, 1991; (vi) Amendment No. 6 (the "Sixth Amendment") filed with the Commission on April 12, 1993; (vii) Amendment No. 7 (the "Seventh Amendment") filed with the Commission on January 4, 1994; (viii) Amendment No. 8 (the "Eighth Amendment") filed with the Commission on June 29, 1994; (ix) Amendment No. 9 (the "Ninth Amendment") filed with the Commission on August 19, 1994; (x) Amendment No. 10 filed with the Commission on September 14, 1994 (the "Tenth Amendment"); (xi) Amendment No. 11 filed with the Commission on October 26, 1994 (the "Eleventh Amendment"); (xii) Amendment No. 12 filed with the Commission on February 3, 1995 (the "Twelfth Amendment); (xiii) Amendment No. 13 filed with the Commission on December 4, 1995, concerning the common stock, par value $.01 per share ("Common Stock"), of Advanced Medical, Inc., a Delaware corporation (the "Issuer"); (xiv) Amendment No. 14 filed with the Commission on August 7, 1996 regarding equity contributions in the Issuer; (xv) Amendment No. 15 (the "Fifteenth Amendment") filed with the Commission on August 23, 1996; and (xvi) Amendment No. 16 (the "Sixteenth Amendment") filed with the Commission on August 26, 1996. The Original Filing, the First Amendment, the Second Amendment and the Third Amendment were filed on behalf of Jeffry M. Picower, April C. Freilich and Decisions Incorporated, a Delaware corporation ("Decisions"). The Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, the Ninth Amendment, the Tenth Amendment, the Eleventh Amendment, the Twelfth Amendment, the Thirteenth Amendment, the Fourteenth Amendment, the Fifteenth Amendment and the Sixteenth Amendment were, and this Statement is, filed on behalf of Mr. Picower, Ms. Freilich, Decisions and JA Special Limited Partnership, a Delaware limited partnership ("JA Special"), and collectively with Mr. Picower, Ms. Freilich and Decisions, ("Registrants").

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended to add the following:

          As more fully described in Item 6, pursuant to the Agreement (as defined below), Mr Picower agreed (i) to exchange or to cause Decisions to exchange certain convertible notes for 29,416,086 shares of the Issuer's common stock and (ii) to purchase or cause Decisions to purchase 13,333,333 shares of the Issuer's common stock from the Issuer at a purchase price of $3.00 per share.

Item 4.   Purpose of Transaction

          Item 4 is hereby amended to add the following:

          The purpose of this filing is to report an Agreement (the "Agreement") entered into among Mr. Picower, Decisions and the Issuer attached hereto as Exhibit 30 and discussed further in Item 6.

Item 5.   Interest in Securities of the Issues

          Item 5 (a) is hereby amended and restated in its entirety by replacing Item 5 (a) with the following:

     (a) As of the close of business on November 26, 1996,(i) Mr. Picower may be deemed to beneficially own in the aggregate 46,938,559 shares of common stock, comprising approximately 72.1% of common stock;
(ii) Decisions may be deemed to beneficially own in the aggregate 22,864,290 shares of common stock, comprising approximately 38.8% of common stock; and (iii) JA Special may be deemed to beneficially own in the aggregate 2,757,924 shares of common stock, compromising approximately 4.7% of common stock, based upon the common stock stated to be outstanding by the Issuer on Issuer's filing on form 10-K for the fiscal year 1995, as of March 21, 1996.

          Item 5 (b) is hereby amended and restated in its entirety replacing Item 5 (b) with the following:

     (b) Mr. Picower may be deemed to have sole power to vote and sole power to direct the disposition of 24,074,269 shares of common stock.
Mr. Picower may also be deemed to have shared power to vote and shared power to direct the disposition of 22,864,290 shares of common stock. Decisions may be deemed to have shared power to vote and shared power to direct the disposition of 22,864,290 shares of common stock. JA Special may be deemed to have shared power to vote and shared power to direct the disposition of 2,757,924 shares of common stock.

          Item 5 (c) is hereby amended to add the following:

     (c) The following represents all of the transactions in the Issuer's common stock effected by the Registrants in the past 60 days:

          As more fully described in Item 6, on November 26, 1996, the Registrants received 29,416,086 shares of the Issuer's common stock upon exchanging certain convertible notes and purchased 13,333,333 shares of the Issuer's common stock at $3.00 per share.

Item 6.   Contracts, Arrangement, Understandings or Relationships
          With Respect to Securities of the Issuer

          Item 6 is hereby amended to add the following:

           Mr. Picower, Decisions and the Issuer entered into an Agreement of stock purchase and plan of recapitalization dated November 26, 1996 pursuant to which Mr. Picower agreed, among other things, (i) to exchange or to cause Decisions to exchange (a)a $25 million 7% convertible note issued by the Issuer and due 1/4/01; (b)a $6.5 million 9% convertible note issued by the Issuer due 1/4/01; (c) a $6 million 7% convertible note due 1/4/01, for 29,416,086 shares of the Issuer's common stock, and (ii) to purchase or cause Decisions to purchase 13,333,333 shares of the Issuer's common stock from the Issuer at a purchase price equal to $3 per share, as a means of providing equity financing in connection with a transaction pursuant to which, among other things, the Issuer's wholly-owned subsidiary IMED Corporation merged with IVAC Holdings, Inc., a Delaware corporation. The transaction was completed on November 26, 1996.

Item 7.   Materials to be filed as Exhibits

Exhibit 30     Agreement of Stock Purchase and Plan of Recapitalization
                              dated November 26, 1996.

                               SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1996



                              /s/  Jeffry M. Picower
                                   Jeffry M. Picower



                              /s/  April C. Freilich
                                   April C. Freilich


                              DECISIONS INCORPORATED



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President


                              JA SPECIAL LIMITED PARTNERSHIP


                              By:  Decisions Incorporated
                                   General Partner



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President

                              EXHIBIT INDEX


Exhibit 30 Agreement of Stock Purchase and Plan of Recapitalization dated November 26, 1996.